5,358,681 Shares

                          HOMESEEKERS.COM, INCORPORATED

                                  Common Stock

         This prospectus relates to the proposed sale of 5,358,681 shares of common stock, $.001 par value per share, of HomeSeekers.com, Incorporated by certain selling shareholders, of which 960,204 shares are underlying warrants.

         The selling shareholders acquired their shares in transactions not involving a public offering. We will not receive any proceeds from the sale of the shares by the selling shareholders. However, we will receive the proceeds from the cash exercise of any warrants.

         The selling shareholders may, from time to time, offer their shares of common stock through public or private transactions at prevailing market prices or privately negotiated transactions.

         Our common stock is traded on the Nasdaq SmallCap Market under the trading symbol "HMSK." On March 24, 2000, the closing price for our common stock was $16.4375 per share.

                               -----------------

         See "Risk Factors" on page 3 for various risks you should consider before you purchase any shares.

                               -----------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------


                 The date of this prospectus is March 29, 2000.

                                TABLE OF CONTENTS

RISK FACTORS.............................................................3

THE COMPANY.............................................................14

USE OF PROCEEDS.........................................................14

DESCRIPTION OF CAPITAL STOCK............................................14

SELLING SHAREHOLDERS....................................................17

PLAN OF DISTRIBUTION....................................................22

LEGAL MATTERS...........................................................23

EXPERTS.................................................................23

INDEMNIFICATION.........................................................23

WHERE YOU CAN FIND MORE INFORMATION.....................................24

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.........................24

                                  RISK FACTORS

         You should carefully consider the risks described below before buying shares in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected, the trading price of our Common Stock could decline and you could lose all or part of your investment.

                 Investing in our Common Stock may expose you to
                  the following risks inherent in our business.

We currently are not profitable and may record significant losses for the foreseeable future.

         We incurred a net loss of $7.6 million for the six months ended December 31, 1999 and an aggregate net loss of $7.6 million for the two-year period ended June 30, 1999, including net losses of $4.8 million and $2.8 million for the years ended June 30, 1999 and 1998, respectively. We have an accumulated deficit as of December 31, 1999 of $22.8 million. We may record significantly greater net losses for the foreseeable future, as we expect to incur significant expenses in the foreseeable future. These expenses will include product development expenses, sales and marketing costs, general administrative expenses and acquisition costs. There can be no assurance that we will achieve sufficient additional revenues to offset anticipated operating and acquisition costs. We will continue to have high levels of operating expenses and will be required to make significant expenditures in connection with our product development activities and our sales and marketing infrastructure development. We may never achieve profitability. If we fail to achieve profitability or sustain or increase profitability if we achieve it, our business, operating results and financial condition will be materially harmed.

Market competition among our existing and potential competitors may adversely affect our business.

         The market for on-line real estate content and e-commerce providers is rapidly evolving and highly competitive, and we expect competition to intensify in the future. Our failure to maintain and enhance our competitive position could seriously harm our business. The technological and other requirements to remain competitive are changing continually, and we must be able to respond to changes in the industry in order to remain competitive. Our competitors vary in size and in the scope and breadth of products and services they offer.

         Our principal competitors for real estate professionals, homebuyers, sellers and renters and related content include:

         o Websites offering real estate listings together with other related services, such as homestore.com, Apartments.com, CyberHomes, HomeHunter.com, iOwn, LoopNet, Microsoft's HomeAdvisor, NewHomeNetwork.com and RentNet;

         o Websites offering real estate related content and services such as mortgage calculators and information on the home buying, selling and renting processes;

         o        general purpose consumer Websites such as AltaVista and Yahoo!
                  that also offer real estate-related content on their site; and

         o        traditional print media such as newspapers and magazines.

Our principal competitors for advertising revenues include:

         o Web portals and other general purpose consumer Websites such as AltaVista, America Online, Excite, Lycos, Netscape's Netcenter and Yahoo!;

         o online ventures of traditional media and classified advertising services offered through daily and other newspapers' Websites; and

         o traditional media such as newspapers, magazines and television.

         The barriers to entry for Web-based services and businesses are low, making it possible for new competitors to proliferate rapidly. In addition, parties with whom we have listing and marketing agreements could choose to develop their own Internet strategies or competing real estate sites upon the termination of their agreements with us. Many of our existing and potential competitors have longer operating histories in the Internet market, greater name recognition, larger consumer bases and significantly greater financial, technical and marketing resources than we do, and thus could respond more quickly to changing opportunities, technology and consumer demands. Also, some of our current and potential competitors have better name recognition and more extensive customer bases that may allow them to gain additional market share to our detriment. These competitors may be able to undertake more extensive promotional activities and adopt more competitive pricing policies for advertising and goods and services than we can. In addition, our competitors, especially those with greater resources than we have, could significantly enhance their product offerings by developing improved technology solutions or offering daily updates of listings. This could significantly reduce or eliminate any competitive advantage we currently might have and, accordingly, could significantly harm our business.

         Competitive pressures may make it difficult for us to acquire market share. We cannot be certain that we will be able to compete successfully with existing or new competitors. If we fail to compete successfully against current and future competitors, our business and prospects will be seriously harmed.

We are uncertain of our ability to obtain additional financing for our future capital needs.

         Our business is capital intensive, particularly with respect to product development costs associated with the design and creation of software products, and our plan to grow through acquisitions and strategic alliances. Accordingly, we will require additional capital to support and expand our operations. To the extent that revenues from operations are insufficient and additional funding is required, public or private financing may not be available when needed or may not be available on terms favorable or acceptable to us, if at all. Failure to secure additional financing, if and when needed, may have a material adverse affect on our ability to implement our proposed business strategy.

We must continue to obtain listings from real estate agents, brokers, homebuilders, Multiple Listing Services and property owners.

         We believe that our success depends in large part on the number of real estate listings received from agents, brokers, homebuilders, MLSs and residential, rental and commercial property owners. Many of our agreements with MLSs, brokers and agents to display property listings have fixed terms, typically 12 to 30 months. At the end of the term of each agreement, the other party may choose not to continue to provide listing information to us and may choose to provide this information to one or more of our competitors instead. In addition, some of these providers of listings may choose to provide their listings to one or more of our competitors on an exclusive basis. In particular, at least one of our competitors has entered into exclusive listing arrangements with a significant number of MLSs. In order for us to display listings covered by these arrangements, we seek to obtain the consent of the individual brokers who provide these listings to the MLSs. Accordingly, these listings can be more difficult to obtain and involve more recruiting costs to acquire them. Our use of these listings could potentially subject us to claims by the parties to these exclusive listing arrangements. If our competitors are successful in increasing the number of exclusive listing arrangements with MLSs or large groups of brokers, we may be limited in the number of listings we are able to display on our Website and our business may be harmed. We have expended significant amounts to secure agreements for listings of real estate for sale and may be required to spend additional large amounts or offer other incentives in order to renew these agreements. If owners of large numbers of property listings, such as large brokers, MLSs, or property owners in key real estate markets choose not to renew their relationship with us, our Website could become less attractive to other real estate industry participants or consumers.

Our quarterly financial results are subject to significant fluctuations.

         Our results of operations could vary significantly from quarter to quarter. In the near term, we expect to be substantially dependent on sales of our software, advertising products and services. We also expect to incur significant sales and marketing expenses to promote our brand and services. Therefore, our quarterly revenues and operating results are likely to be particularly affected by the number of persons purchasing advertising products and services as well as sales and marketing expenses for a particular period. If revenues fall below our expectations, we may not be able to reduce our spending rapidly in response to the shortfall.

         Other factors that could affect our quarterly operating results include those described below and elsewhere in this prospectus:

         o the amount of advertising sold on our Website and the timing of payments for this advertising;

         o the level of renewals for our advertising products and services by real estate agents and brokers;

         o the amount and timing of our operating expenses and capital expenditures;

         o        costs related to acquisitions of businesses or technologies;

         o        changes in the mix of products and services we sell; and

         o increased sales, marketing, administrative and research and development expenses.

         Our quarterly revenues increased 154% from the quarter ended December 31, 1998 to the quarter ended December 31, 1999 and 88% from the quarter ended September 30, 1999 to the quarter ended December 31, 1999. We do not believe that these rates of growth are indicative of future growth in revenues, if any, that we can expect in the future. Accordingly, we believe that period-to-period comparisons of our operating results may not be meaningful, and you should not rely on these comparisons as an indication of our future performance. Our operating results may fall below the expectations of investors. In this event, the market price of our Common Stock would likely fall.

Our brand may not achieve the broad recognition necessary to succeed.

         We believe that broader recognition and a favorable consumer perception of the HomeSeekers.com brand are essential to our future success. Successful positioning of the HomeSeekers.com brand will largely depend on the success of our advertising, marketing and promotion efforts and our ability to continue to provide high quality real estate content. We intend to pursue an aggressive brand development strategy, which will include substantially larger advertising, marketing and promotional programs than those historically undertaken by us. These initiatives will involve significant expense. If our brand development strategy is unsuccessful, these expenses may never be recovered and we may never be able to generate a profit.

It is important to our success that we support our real estate professional customers.

         Since many real estate professionals are not sophisticated computer users and often spend limited amounts of time in their offices, it is important that these customers find that our products and services significantly enhance their productivity and are easy to use. To meet these needs, we provide customer training and have developed a customer support organization that seeks to respond to customer inquiries as quickly as possible. If our real estate professional customer base grows, we may need to expand our support organization further to maintain satisfactory customer support levels. If we need to enlarge our support organization, we would incur higher overhead costs. If we do not maintain adequate support levels, these customers could choose to discontinue using our service.

Because we have expanded our operations, our success will depend on our ability to manage our growth.

         We have experienced, and expect to continue to experience, periods of rapid growth that strain our administrative, financial and operational resources. Our ability to manage any staff and facilities growth effectively will require us to continue to improve our operational, financial and management controls, reporting systems and procedures, to install new management information and control systems and to train, motivate and manage our employees. There can be no assurance that we will install such management information and control systems in an efficient and timely manner or that the new systems will be adequate to support our future operations. If we are unable to hire, train and retain qualified systems engineers and consultants to implement these services or are unable to manage the post-sales process effectively, our ability to attract repeat sales or provide references could be materially adversely affected, thereby limiting our growth opportunities. If our management is unable to manage growth effectively, which would happen if our sales and marketing efforts exceed our capacity to install, maintain and service our products or if new employees are unable to achieve adequate performance levels, our business, financial condition and results of operations would be adversely affected.

Our business operations depend on the continuing contribution of our key personnel.

         Our future success depends to a significant extent on the continued service of our key technical and senior management personnel. Loss of the services of any of Gregory L. Costley, our Chairman of the Board and Chief Executive Officer, John Giaimo, our President and Chief Operating Officer, Douglas Swanson, our Vice Chairman and Executive Vice President, Greg Johnson, our Chief Technology Officer, or James A. Dykstra, our Chief Financial Officer, could have an adverse effect on our business, financial condition and results of operations.

         Mr. Costley joined us in August 1999 and Mr. Dykstra joined us in September 1999. As a result, our senior management does not have a history of working together as a team. Failure to maintain an effective team of senior managers would adversely affect the operation of our business.

We must attract and retain personnel while competition for personnel in our industry is intense.

         We may be unable to retain our key employees or to attract, assimilate or retain other highly qualified employees. We have from time to time in the past experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications as a result of our rapid growth and expansion. Attracting and retaining qualified personnel with experience in the real estate industry, a complex industry that requires a unique knowledge base, is an additional challenge for us. In addition, there is significant competition among companies in the Internet industry for qualified employees. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business, financial condition and results of operations will be adversely affected.

We need to continue to develop our content and our product and service offerings.

         To remain competitive we must continue to enhance and improve the ease of use, responsiveness, functionality and features of our Website. These efforts may require us to develop internally or to license increasingly complex technologies. In addition, many companies are continually introducing new Internet-related products, services and technologies, which will require us to update or modify our technology. Developing and integrating new products, services or technologies into our Website could be expensive and time consuming. For example, we may experience difficulties in integrating, or be unable to integrate, the technologies that we recently acquired from Terradatum with our MLS 2000 product to create an enhanced product for MLS data handling solutions. Any new features, functions or services may not achieve market acceptance or enhance our brand loyalty. If we fail to develop and introduce or acquire new features, functions or services effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users. Furthermore, we may not succeed in incorporating new Internet technologies or, in order to do so, we may incur substantial expenses.

Our recent acquisitions and any future acquisitions may result in our not achieving the desired benefits of the transaction. Risks related to our acquisitions include:

         o difficulties in assimilating the operations of the acquired businesses;

         o        potential disruption of our existing businesses;

         o        assumption of unknown liabilities and litigation;

         o our inability to integrate, train, retain and motivate personnel of the acquired businesses;

         o        diversion of our management from our day-to-day operations;

         o our inability to incorporate acquired products, services and technologies successfully into our products;

         o potential impairment of relationships with our employees, customers and strategic partners; and

         o inability to maintain uniform standards, controls procedures and policies.

         Our inability to successfully address any of these risks could adversely affect our business, financial condition and results of operations.

We depend on third-party relationships, many of which are short-term or terminable, to generate advertising and provide us with content.

         We depend, and will continue to depend, on a number of third-party relationships to increase traffic on HomeSeekers.com and thereby generate advertising and other revenues. Outside parties on which we depend include unrelated Website operators that provide links to HomeSeekers.com and providers of real estate content. Many of our relationships with third-party Websites and other third-party service providers are not exclusive and are short-term or may be terminated at the convenience of either party. We cannot assure you that third parties regard our relationship with them as important to their respective businesses and operations. They may reassess their commitment to us at any time in the future and may develop their own competitive services or products.

         We cannot assure you that we will be able to maintain relationships with third parties that supply us with content or related products or services that are crucial to our success, or that such content, products or services will be able to sustain any third-party claims or rights against their use. Also, we cannot assure you that the content, products or services of those companies that provide access or links to our Website will achieve market acceptance or commercial success. Accordingly, we cannot assure you that our existing relationships will result in sustained business partnerships, successful product or service offerings or the generation of significant revenues for us.

Our success is dependent upon the intellectual property that we use in our business.

         We regard our Internet domain name, copyrights, service marks, trademarks, trade secrets and similar intellectual property that we use in our business as critical to our success. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and license and other agreements with employees, customers and others to protect our intellectual property rights. In addition, we may also rely on the third party owners of the intellectual property rights we license to protect those rights. Effective Internet domain name, copyright, service mark, trademark and trade secret protection may not be available in every country in which our products and services are made available online. The steps taken by us and other third parties to protect our intellectual property rights may not be adequate, and third parties may infringe upon or misappropriate the intellectual property and similar proprietary rights used in our business, which could have an adverse effect on our business, financial condition and results of operations.

         We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights we use. The resolution of any infringement claims may result in lengthy and costly litigation. Moreover, resolution of a claim may require us to obtain a license to use those intellectual property rights or possibly to cease using those rights altogether. Any of those events could have a material adverse effect on our business, financial condition and results of operations.

Our international business is subject to a number of risks associated with doing business abroad.

         Although we have not actively marketed our products and services to brokers, agents, homebuilders and other real estate professionals located outside of North America, we intend to market our Website and products and services globally. Our international business is subject to a number of risks generally associated with doing business abroad, including:

         o fluctuations in currency exchange rates, the impact of recessions in economies outside the United States and regulatory and political changes in foreign markets;

         o reduced protection for intellectual property rights in some countries; and

         o potential limits on use of some of our trademarks and licensed trademarks outside the United States.

         These factors could adversely affect our business, financial condition and results of operations. In addition, expansion into new international markets may present competitive challenges different from those we currently face. We cannot assure you that we will expand internationally or that any such expansion will result in profitable operations.

                Investors in our Common Stock are subject to the
            following risks associated with the real estate industry.

Our business is dependent on the strength of the real estate industry, which is both cyclical and seasonal.

         The real estate industry traditionally has been cyclical. Recently, sales of real estate in the United States have been at historically high levels. Economic swings in the real estate industry may be caused by various factors. When interest rates are high or general national and global economic conditions are or are perceived to be weak, there typically is less sales activity in real estate. A decrease in the current level of sales of real estate and products and services related to real estate could adversely affect demand for our Website and our advertising products and services. In addition, reduced traffic on our Website would likely cause our advertising revenues to decline, which would adversely affect our business, financial condition and results of operations.

         We may experience seasonality in our business. The real estate industry experiences a decrease in activity during the winter. However, because of our limited operating history under our current business model, it is difficult for us to fully assess the impact of seasonal factors on our business. If we are unable to effectively manage our resources in anticipation of any seasonality of our revenues and the increased costs we may incur during periods of lower revenues, our business would be materially harmed.

We may particularly be affected by general economic conditions.

         Purchases of real property and related products and services are particularly affected by negative trends in the general economy. The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer and business spending and the overall economy, as well as regional and local economic conditions in markets where we operate, including:

        o         perceived and actual economic conditions;

        o         interest rates;

        o         taxation policies;

        o         availability of credit;

        o         employment levels; and

        o         wage and salary levels.

         In addition, because a consumer's purchase of real property and related products and services is a significant investment and is relatively discretionary, any reduction in disposable income in general may affect us more significantly than companies in other industries.

We have risks associated with changing legislation in the real estate industry.

         Real estate is a heavily regulated industry in the U.S. These regulations include the Fair Housing Act, the Real Estate Settlement Procedures Act and state advertising laws. In addition, states could enact legislation or regulatory policies in the future that could require us to expend significant resources to comply. These laws and related regulations may limit or restrict our activities. For example, we are limited in the criteria upon which we may base searches of our real estate listings and may not use criteria such as age or race. As the real estate industry evolves in the Internet environment, legislators, regulators and industry participants may advocate additional legislative or regulatory initiatives. Should existing laws or regulations be amended or new laws or regulations be adopted, we may need to comply with additional legal requirements and incur resulting costs, or we may be precluded from certain activities. To date, we have not spent significant resources on lobbying or related government issues. Any need to significantly increase our lobbying or related activities could substantially increase our operating costs.

                 The following risks inherent in doing business
             over the Internet could adversely affect our business.

We depend on increased use of the Internet to expand our real estate related advertising products and services.

         If the Internet fails to become a viable marketplace for real estate content, information and e-commerce, our business will not grow. Broad acceptance and adoption of the Internet by consumers and businesses when searching for real estate and related products and services will only occur if the Internet provides them with greater efficiencies and improved access to information.

In addition to selling advertising products and services to real estate professionals, we depend on selling other types of advertisements on our Website.

         Our business would be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected. Our ability to generate advertising revenues from selling banner advertising and sponsorships on our Website and products targeted at real estate professionals will depend on, among other factors, the development of the Internet as an advertising medium, the amount of traffic on our Website and our ability to achieve and demonstrate demographic characteristics among the users of our Website and other products and services that are attractive to advertisers. Many potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Internet-based advertising. No standards have been widely accepted to measure the effectiveness of Internet advertising. If these standards do not develop, existing advertisers might reduce their current levels of Internet advertising or eliminate their spending entirely. The widespread adoption of technologies that permit Internet users to selectively block out unwanted graphics, including advertisements attached to Webpages, could also adversely affect the growth of the Internet as an advertising medium. In addition, advertisers in the real estate industry, including real estate professionals, have traditionally relied upon other advertising media, such as newsprint and magazines, and have invested substantial resources in other advertising methods. These persons may be reluctant to adopt a new strategy and advertise on the Internet.

Government regulations and legal uncertainties could affect the growth of the Internet.

         A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including online content, user privacy, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain as to how existing laws will be applied to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the usage and demand for our services or increase our cost of doing business.

         Some local telephone carriers have asserted that the increasing popularity and use of the Internet have burdened the existing telecommunications infrastructure, and that many areas with high Internet use have begun to experience interruptions in telephone service. These carriers have petitioned the Federal Communications Commission to impose access fees on Internet service providers and online service providers. If access fees are imposed, the costs of communicating on the Internet could increase substantially, potentially slowing the increasing use of the Internet. This could in turn decrease demand for our services or increase our cost of doing business.

Our inability to secure and protect our Internet domain name may adversely affect our business operation.

         The www.HomeSeekers.com Internet domain name is our brand on the Internet. The acquisition and maintenance of Internet domain names generally is regulated by governmental agencies and their designees. Until recently, Network Solutions, Inc. was the exclusive registrar for the ".com," ".net" and ".org" generic top-level Internet domains in the U.S. In April 1999, however, the Internet Corporation for Assigned Names and Numbers, or ICANN, a new global non-profit corporation formed to oversee a set of the Internet's core technical management functions, opened the market for registering Internet domain names to an initial group of five companies. Network Solutions, Inc. still maintains the registry containing all the registrations in the generic top-level Internet domains. The market for registering these Internet domain names in the U.S. and in foreign countries is expected to undergo further changes in the near future. We expect the requirements for registering Internet domain names also to be affected. The relationship between regulations governing Internet domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring Internet domain names that are similar to, infringe upon or otherwise decrease the value of our Internet domain name, the trademarks and other intellectual property rights used by us and we may need to protect our rights through litigation. If we are unable to adequately protect our Internet domain name, our trademarks and other intellectual property rights or incur substantial costs in doing so, it could have an adverse effect on our business, financial condition and results of operations.

Taxation of Internet transactions could slow the use of the Internet.

         The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by various foreign governments to impose taxes on the sale of goods and services and other Internet activities. Recently, the Internet Tax Information Act was signed into law placing a three-year moratorium on new state and local taxes on Internet commerce. However, future laws may impose taxes or other regulations on Internet commerce, which could substantially impair the growth of e-commerce.

We depend on continued improvements to our computer network and the infrastructure of the Internet.

         Any failure of our computer systems that causes interruption or slower response time of our Website or services could result in a smaller number of users of our Website or the Websites and Webpages that we host for real estate professionals. If sustained or repeated, these performance issues could reduce the attractiveness of our Website to consumers and our advertising products and services to real estate professionals, providers of real estate related products and services and other Internet advertisers. Increases in the volume of our Website traffic could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause the number of real property search inquiries, advertising impressions, other revenue producing offerings and our informational offerings to decline, any of which could hurt our revenue growth and our brand loyalty. We expect that we will incur additional costs to upgrade our computer systems in order to accommodate increased demand if our systems cannot handle current or higher volumes of traffic.

         The recent growth in Internet traffic has caused frequent periods of decreased performance. Our ability to increase the speed with which we provide services to consumers and to increase the scope of these services is limited by and dependent upon the speed and reliability of the Internet. Consequently, the emergence and growth of the market for our services is dependent on the performance of and future improvements to the Internet.

Our internal network infrastructure could be disrupted.

         Our operations depend upon our ability to maintain and protect our computer systems, most of which are located at our facilities in Brea, California and Minden, Nevada. Our systems are vulnerable to damage from break-ins, unauthorized access, vandalism, fire, floods, earthquakes, power loss, telecommunications failures and similar events. Although we maintain insurance against fires and general business interruptions, the amount of coverage may not be adequate in any particular case.

         Experienced computer programmers, or hackers, may attempt to penetrate our network security from time to time. Although we have not experienced any material security breaches to date, a hacker who penetrates our network security could misappropriate proprietary information or cause interruptions in our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers. We also may not have a timely remedy against a hacker who is able to penetrate our network security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or to a material risk of loss.

We could face liability for information on our Website and for products and services sold over the Internet.

         We provide third-party content on our Website, particularly real estate listings. We could be exposed to liability with respect to this third-party information. Persons might assert, among other things, that, by directly or indirectly providing links to Websites operated by third parties, we should be liable for copyright or trademark infringement or other wrongful actions by the third parties operating those Websites. They could also assert that our third party information contains errors or omissions, and consumers could seek damages for losses incurred if they rely upon incorrect information.

         We enter into agreements with other companies under which we share with these other companies revenues resulting from advertising or the purchase of services through direct links to or from our Website. These arrangements may expose us to additional legal risks and uncertainties, including local, state, federal and foreign government regulation and potential liabilities to consumers of these services, even if we do not provide the services ourselves. We cannot assure you that any indemnification provided to us in our agreements with these parties, if available, will be adequate.

         Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims. Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.

                  Purchasers of our Common Stock are subject to
              the following risks associated with our Common Stock.

A substantial number of our shares are available for sale in the public market and sales of those shares could adversely affect our stock price.

         Sales of a substantial number of shares of Common Stock into the public market, or the perception that those sales could occur, could adversely affect our stock price or could impair our ability to obtain capital through an offering of equity securities. As of February 18, 2000, we have outstanding 17,533,311 shares of Common Stock. Of these shares, 11,855,420 are freely transferable without restriction under the Securities Act of 1933 and 5,677,891 may be sold subject to the volume restrictions, manner-of-sale provisions and other conditions of Rule 144 under the Securities Act of 1933.

         We have granted various parties registration rights that enable those parties to require us to register an aggregate of 413,207 of the shares of our Common Stock outstanding as of February 18, 2000, including shares of Common Stock issuable upon the exercise of outstanding warrants to purchase Common Stock. These registration rights also require us to include those shares in registrations of Common Stock made by us in the future.

         The Company anticipates requesting shareholder approval to increase the number of shares available under the Company's 1996 Stock Options Plan. Additionally, the Company will request shareholder approval to grant approximately 2,100,000 options at an average price of $8.00 per share.

The market price for our Common Stock is likely to be highly volatile because the market for Internet-related and technology companies in particular has been highly volatile.

         Investors may not be able to resell their shares of Common Stock following periods of volatility because the market reacts adversely to volatility. The trading prices of many technology and Internet-related companies' stocks reached historical highs within the last 52 weeks and reflect relative valuations that are substantially above historical levels.

         During the same period, these companies' stocks also have recorded lows well below historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that we can sustain our Common Stock's trading price.

         Many of the factors that might cause volatility in the market price of our Common Stock are beyond our control. These factors may materially and adversely affect the market price of our Common Stock, regardless of how we operate.

We could be required to register as an investment company and become subject to substantial regulation that would interfere with our ability to conduct our business.

         We plan to invest in short-term government securities consistent with prudent cash management and not primarily for the purpose of achieving investment returns. Investment in securities primarily for the purpose of achieving investment returns could result in our being treated as an "investment company" under the Investment Company Act of 1940. In addition, the Investment Company Act requires the registration of companies that are primarily in the business of investing, reinvesting or trading securities or that fail to meet various statistical tests regarding the composition of their assets and the sources of their income even though they consider themselves not to be primarily engaged in investing, reinvesting or trading securities.

         If we are required to register as an investment company pursuant to the Investment Company Act, we would be subject to substantial regulation with respect to our capital structure, management, operations, transactions with affiliated persons and other matters. Application of the provisions of the Investment Company Act to us would materially and adversely affect our business, financial condition and results of operations.

We may be liable for prior failures to register securities in a timely manner.

         We have, from time to time, issued securities in private offerings and in connection with business combination transactions and have agreed to register those securities for subsequent public sale. We have not met our obligation to timely register those securities. As a result, we may be liable to some of our securityholders, which could adversely affect our business, financial condition and results of operations. Some of these registration rights may require us to register securities in the future. It is possible that we may not meet those obligations, which would subject us to further liability and could adversely affect our business, financial condition and results of operations.

Anti-takeover provisions could delay or prevent a change of control.

         Provisions of our articles of incorporation and amended and restated bylaws and Nevada law, as well as provisions in our existing employment agreements with Gregory L. Costley, our Chairman of the Board and Chief Executive Officer, John Giaimo, our President and Chief Operating Officer, Doug Swanson, our Vice Chairman and Executive Vice President, and Greg Johnson, our Chief Technology Officer, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, BuySellBid.com has agreed not to vote its shares in favor of various business combination transactions unless that transaction has been approved by our board of directors.

Investors should not purchase our Common Stock with the expectation of receiving cash dividends.

         We currently intend to retain any future earnings for funding growth and, as a result, do not expect to pay any cash dividends in the foreseeable future.

                                   THE COMPANY

         Our company is known as HomeSeekers.com, Incorporated and we are a leading provider of technology to the North American and International real estate industries. We provide technology solutions and services targeted to brokers, agents, Multiple Listing Services (MLS's), builders, consumers and others involved in the real estate industry. Through HomeSeekers (TM) (HomeSeekers), our proprietary Internet product available at www.HomeSeekers.com, or through HomeSeekers/CityNet (TM) (HomeSeekers/City Net), our proprietary Intranet product, users can search for a home within a specified geographical area and with desired features such as number of bedrooms and baths, security, and other added features and apply for a mortgage and title insurance. HomeSeekers is a Nevada corporation and its principal executive offices are located at 6490 S. McCarran Boulevard, Suite D-28, Reno, Nevada 89509, telephone number (775) 827-6886.

                                 USE OF PROCEEDS

         All shares of common stock being offered hereby will be sold by the selling shareholders for their own account. HomeSeekers will not receive any proceeds from such sales. However, we may receive up to $3,398,283 in the event all of the warrants are exercised (of which there can be no assurance). We intend to use any proceeds received from the exercise of warrants for general corporate purposes, including funding working capital requirements.

                          DESCRIPTION OF CAPITAL STOCK

General

         Our authorized capital stock consists of 50,000,000 shares of Common Stock, 5,000,000 shares of Class A preferred stock, par value $.001 per share, and 200,000 shares of Class B preferred stock, par value $10.00 per share. As of February 18, 2000, 17,583,311 shares of Common Stock were issued and outstanding and no shares of Class A preferred stock or Class B preferred stock were issued and outstanding.

         The additional shares of our authorized stock available for issuance might be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our Common Stock. The ability of our board of directors to issue additional shares of stock could enhance the board's ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock. You should refer to our articles of incorporation and bylaws for additional information.

Common Stock

         Subject to the dividend rights of the holders of preferred stock, holders of shares of our Common Stock are entitled to share ratably in any dividends that may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up, holders of our Common Stock would be entitled to share ratably in all of our assets available for distribution to holders of Common Stock remaining after payment of liabilities and liquidation preference of any outstanding preferred stock.

         Each share of Common Stock entitles the holders thereof to one vote. Holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors standing for election if they choose to do so. In that event, the holders of the remaining shares will not be able to elect any directors. Our bylaws provide that only a majority of the issued and outstanding shares of capital stock entitled to vote need be represented to constitute a quorum and to transact business at any meeting of stockholders. Our Common Stock has no preemptive, subscription or conversion rights and is not redeemable by us. All of the outstanding shares of our Common Stock are fully paid and nonassessable.

Preferred Stock

         Our board of directors has the authority, within the limitations and restrictions stated in our articles of incorporation, to provide by resolution for the issuance of shares of preferred stock, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series of the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the Common Stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of our Common Stock. At present, we have no plans to issue preferred stock.

Stock Options

         As of February 18, 2000:

         o options to purchase a total of 4,501,943 shares of Common Stock were outstanding, 3,345,967 of which were vested and exercisable within 60 days, at a weighted average exercise price of $3.99 per share; and

         o up to 201,651 additional shares of Common Stock may be issued under our 1996 Stock Option Plan.

Warrants

         As of February 18, 2000, there were outstanding warrants to purchase a total of 1,110,204 shares of Common Stock at a weighted average exercise price of $3.80 per share.

Anti-takeover Effects of Nevada Law and Some Provisions of our Articles of Incorporation and Bylaws

         Some provisions of our articles of incorporation and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

         Classified Board of Directors. Our board of directors is divided into two classes serving staggered two-year terms. As a result, approximately one-half of the board of directors will be elected each year. These provisions, when coupled with the provisions of our articles of incorporation and bylaws authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

         Cumulative Voting. Our articles of incorporation expressly deny stockholders the right to cumulate votes in the election of directors.

         Special Meeting of Stockholders. Our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board of directors, a majority of the board of directors or by holders of at least 51% of our issued and outstanding capital stock.

         Authorized But Unissued Shares. The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

         Amendments. The Nevada General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's articles of incorporation or bylaws.

         Section 78.438 of the Nevada General Corporation Law. Section 78.438 of the Nevada General Corporation Law regulates a wide range of "Combinations" between a resident domestic corporation that has 200 or more stockholders and the beneficial owner (or an affiliate of that beneficial owner) of 10% or more of the voting power of the outstanding voting shares of the corporation, who is considered to be an "Interested Stockholder." Combinations are broadly defined to include, among other things,

         o mergers or consolidations with,

         o sales, leases, mortgages, pledges or other dispositions of assets having a market value of 5% or more of the market value of the corporation's assets or outstanding shares, or representing 10% or more of the corporation's earning power or net income, to,

         o various transactions resulting in the issuance or transfer of any shares having a market value equal to 5% or more of the market value of all outstanding shares of the corporation to,

         o the adoption of a plan or proposal of the liquidation or dissolution of that corporation proposed by,

         o various transactions that would result in increasing the proportionate share of shares of the corporation owned by, or

         o the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by, an Interested Stockholder.

         Section 78.438 provides that an Interested Stockholder may not engage in a Combination with the corporation for a period of three years from the date of becoming an Interested Stockholder unless, prior to the date on which the Interested Stockholder becomes an Interested Stockholder, the Combination or the purchase of shares by the Interested Stockholder resulting in 10% ownership is approved by the board of directors of that corporation. Following the expiration of the three-year period, a Combination with an Interested Stockholder is permitted if the Combination meets all the requirements specified in the articles of incorporation of the corporation and either (i)(A) the board of directors of the corporation approves, prior to that person becoming an Interested Stockholder, the Combination or the purchase of shares by the Interested Stockholder resulting in 10% ownership and (B) the Combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the Interested Stockholder at a meeting called no earlier than three years after the Interested Stockholder became an Interested Stockholder or (ii)(A) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common stock and holders of any other class or series of stock meets the minimum requirements set forth in Sections 78.441 through 78.443, inclusive, of the Nevada General Corporation Law and (B) prior to the consummation of the Combination, except in limited circumstances, the Interested Stockholder will not have become the beneficial owner of additional voting shares of the corporation.

Transfer Agent and Registrar

         The transfer agent and registrar for our securities is Atlas Stock Transfer Company. Its address is 5899 South State Street, Salt Lake City, Utah 84107, and its telephone number at that location is (801) 266-7151.

                              SELLING SHAREHOLDERS

Securities Covered by this Prospectus

         This prospectus covers a total of 5,358,681 shares of our common stock. Of these shares, shares were issued in a private offering, which was made solely to accredited investors and completed during our fourth fiscal quarter of 1999. In connection with that private offering, we undertook to register the shares that were sold. Additional shares were issued as all or a portion of the consideration for several business transactions we completed. As part of these transactions, we agreed to register the shares we issued.

         This prospectus includes 960,204 shares that may be issued in the event of the exercise of warrants, at exercise prices ranging from $1.47 per share to $10.19 per share. The warrants were issued for various business and investment-related purposes, in connection with which we agreed to register the shares issuable upon exercise of such warrants.

Stock Ownership

         The following table sets forth, as of February 29, 2000, the name of each selling shareholder and the amount of shares of stock held directly or indirectly underlying the warrants owned by the selling shareholder at the date thereof. The table also shows the amount of shares of common stock being offered by the selling shareholder and the amount to be owned by the selling shareholder following the sale of all such shares of common stock.

                                                           Shares
                                        Shares Owned     Available        Shares      Percent of
       Selling Securityholder            Prior to       Pursuant to    Owned after   Class after       Material
                                       this Offering  this Prospectus    Offering      Offering     Relationships
-----------------------------------------------------------------------------------------------------------------
Stephen D. Baksa                              74,834           74,834       --            *           Consultant

Neil G. Berkman Associates                    25,000           25,000       --            *           Consultant

Medford Bragg                                 27,667           27,667       --            *           Consultant

Ken Burns                                      8,250            8,250       --            *               --

Cogent Alliance, Inc.                        137,500          137,500       --            *               --

Richard A. Fear                               13,260           12,500       760           *               --

William B. Fretz                              10,625           10,625       --            *               --

William B. Fretz Jr. Irrv Trust FBO           10,000           10,000       --            *               --

Christopher Bradey Fretz DTD 6-26-98

William B. Fretz Jr. Irrv Trust FBO            5,000            5,000       --            *               --

Heather Nicole Fretz DTD 6-26-98

Hemlock Investments                            4,300            4,300       --            *               --

Lancaster Investment Partners                  5,000            5,000       --            *               --

Paula Peterson Runnells                        8,250            8,250       --            *               --

Duane R. South & Genevieve A South             2,500            2,500       --            *               --

Specialties Enterprises, LLC                 139,723           93,767     45,956          *               --

Darin C. Murphy                               16,500           16,500       --            *               --

The Vernon Corporation                        12,500           12,500       --            *               --

Topaz Limited                                100,000          100,000       --            *           Consultant

Conrad VonBibra TTEE Edith Von Bibra          38,203           37,500       703           *               --

Conrad VonBibra                               26,114           25,000      1,114          *               --

Walker Foundation                             51,989           50,000      1,989          *               --

Robert Patrick White and Francis              13,094           12,500       594           *               --

Alexander Hyzer                               12,732           12,500       232           *               --

Bradley N. Rotter Self Employed Pension      333,333          333,333       --            *            Director
Plan & Trust

                                       17

                                                           Shares
                                        Shares Owned     Available        Shares      Percent of
       Selling Securityholder            Prior to       Pursuant to    Owned after   Class after       Material
                                       this Offering  this Prospectus    Offering      Offering     Relationships
-----------------------------------------------------------------------------------------------------------------
Point West Ventures, L.P.                    246,500          246,500       --            *              (1)

J. Steven Emerson IRA II Bear Stearns,        30,000           30,000       --            *               --
Trustee

Worthington Growth, L.P.                      80,000           80,000       --            *               --

Losty Capital Management                     150,000          150,000       --            *               --

Circle T Partners, L.P.                      100,000          100,000       --            *               --

Portner Partner, L.P.                         80,000           80,000       --            *               --

Express Marine, INC.                          18,000           18,000       --            *               --

Circle T International, LTD                   50,000           50,000       --            *               --

David Stone                                   20,000           20,000       --            *               --

Richard B. Stone                              65,165           65,165       --            *               --

Ram-Potti                                      6,740            6,740       --            *               --

Sen Balasubramanian                            8,330            8,330       --            *               --

Deepa Bala                                     4,165            4,165       --            *               --

Rupa Bala                                      4,165            4,165       --            *               --

RSMB Investment LLC                            7,000            7,000       --            *               --

Emmet M. Murphy                               25,000           25,000       --            *               --

Willis Financial Planning Services, INC.      22,667           22,667       --            *               --
Profit Sharing Plan D. Vernon Willis
TTEE FBO

EDJ Limited                                   20,000           20,000       --            *               --

Michael C. Stead                              14,000           14,000       --            *               --

Gary V. Vanier & Barbara D. Vanier            14,000           14,000       --            *               --
TTEES For the Trust Dated June 30,
1992

William Jeffrey III                           16,667           16,667       --            *               --

John J. Harrision                              9,167            9,167       --            *               --

Jerry Heymann                                  8,000            8,000       --            *               --

David S. Callan, IRA                           5,000            5,000       --            *               --

James Robert Phillips & Meredith              10,000           10,000       --            *               --
Coleman Phillips Revocable Trust Dated
8/23/93

Laurence D. Keller                             2,500            2,500       --            *               --

Robert H. Getz                                 9,999            9,999       --            *               --

Robert A. Steininger                           9,000            9,000       --            *               --

Christopher Allen                              2,000            2,000       --            *               --

Jeffrey Steingarten                            6,667            6,667       --            *               --

Justin Tang                                    5,000            5,000       --            *               --

George Getz                                    2,000            2,000       --            *               --

Robert R. Kesner                               3,000            3,000       --            *               --

Keith A. Donmoyer, IRA                         2,000            2,000       --            *               --

Eli Jacobson                                  27,334           27,334       --            *               --

Rutgers Casualty Insurance Company            10,000           10,000       --            *               --

Kentucky National Insurance Company           10,000           10,000       --            *               --

Nachum Stein                                   5,000            5,000       --            *               --

Theodore B. Smith III                          5,000            5,000       --            *               --

Michail Shapiro                                2,000            2,000       --            *               --

Carroll Weinberg, M.D.                         5,000            5,000       --            *               --

Charlotte C. Weinberg                          5,000            5,000       --            *               --

James E. Schwalbe                                500              500       --            *               --

                                       18

                                                           Shares
                                        Shares Owned     Available        Shares      Percent of
       Selling Securityholder            Prior to       Pursuant to    Owned after   Class after       Material
                                       this Offering  this Prospectus    Offering      Offering     Relationships
-----------------------------------------------------------------------------------------------------------------
Octagon Worldwide LTD                         50,000           50,000       --            *           Consultant

RANDCO, INC.                                 150,000          150,000       --            *           Consultant

Griffin Partners                             150,000          150,000       --            *           Consultant

Mihajlo Basic                                 26,364           25,000      1,364          *               --

Renato Bautista                               50,000           50,000       --            *               --

Charles Billings                               3,124            3,124       --            *               --

Stephen Fish                                   5,000            5,000       --            *               --

H.M. Furbee                                    2,146            2,000       146           *               --

Stephen Gardner TTEE Gardner Fam               7,500            7,500       --            *               --
Trust of 1995 DTD 12-29-95

Janet Gookin                                   1,626            1,626       --            *               --

Ronald Hadan                                  22,500           22,500       --            *               --

Ray Harbert                                   10,000           10,000       --            *               --

The Friends of St. Michael                    10,000           10,000       --            *               --

Thomas Lamb                                   47,800           47,800       --            *               --

Randall Lazar                                  5,000            5,000       --            *               --

Jeff Neil                                      2,750            2,750       --            *               --

Quantum James Harrison                         1,450            1,450       --            *               --

Donald Rowe                                   33,216           15,624     17,592          *               --

Brian Salonen                                  6,250            6,250       --            *               --

Seascape                                      32,161           28,522      3,639          *               --

Brenda Sensenig                                7,500            7,500       --            *               --

Ruth Swanson                                  10,000           10,000       --            *               --

David Wood                                     2,269            2,269       --            *               --

Leonard Bokert                                 1,000            1,000       --            *               --

Vasant Chheda                                 25,000           25,000       --            *               --

Gregory Costley                                3,000            3,000       --            *              (2)

Tom Morgan TTEE Morgan Rev Trust              12,867           12,500       367           *               --
UA DTD 1-4-88

Robert Poh                                    25,219           12,500     12,719          *               --

Jackson Spears                               115,000           95,000     20,000          *           Consultant

Capstone International Inc.                   71,500           71,500       --            *           Consultant

William Tomerlin                             643,263          127,500     515,763         *        Former Director

E. Andrew Sensenig, custodian for              2,500            2,500       --            *               --
Kathryn Rae Sensenig

E. Andrew Sensenig, custodian for              2,500            2,500       --            *               --
Margaret Louise Sensenig

Leah Alperin                                  30,000           30,000       --            *               --

Carol Dinner                                   9,900            9,900       --            *               --

Boenning & Scattergood, Inc.                  75,000           75,000       --            *              (3)

Robert A. Berlacher                           15,054           15,054       --            *              (4)

Ronald S. Spangler                            12,556           12,556       --            *              (4)

Richard Johnson                                1,000            1,000       --            *              (4)

Robert A. Powers                               1,000            1,000       --            *              (4)

Alan Swerdloff                                     5                5       --            *              (5)

John Gallagher                                20,719           20,719       --            *              (5)

The Kelly Family Trust                       110,840           16,500     94,340          *        Former Director

Kathleen Farwell, Trustee of the Zoe         120,000          120,000       --            *           Consultant
Trust

St. Tropez Funding LTD.                       60,000           60,000       --            *           Consultant

                                       19

                                                           Shares
                                        Shares Owned     Available        Shares      Percent of
       Selling Securityholder            Prior to       Pursuant to    Owned after   Class after       Material
                                       this Offering  this Prospectus    Offering      Offering     Relationships
-----------------------------------------------------------------------------------------------------------------
Lighthouse Partners USA, LP                   96,615           96,615       --            *               --

Lighthouse Investment Fund L.P.               65,645           65,645       --            *               --

Ernich R. Ozada, IRA                          20,000           20,000       --            *               --

Pharos Fund Limited                          274,190          274,190       --            *               --

Erinch R. Ozada                               95,000           95,000       --            *           Consultant

Balkin Zihnali                                 5,000            5,000       --            *               --

Jaqualine J. Holloway                         75,436           75,436       --            *            Employee's
                                                                                                        Spouse

Steven H. Holloway                            41,836           41,836       --            *            Employee

David Sherry                                   2,858            2,858       --            *            Employee

Diane Jacobson                                 1,875            1,875       --            *            Employee

Frank Wenzl                                    5,000            5,000       --            *            Employee

Peter Davis                                    3,636            3,636       --            *            Employee

Peter Krause                                 120,000          120,000       --            *            Employee

Richard Bellamy                                3,636            3,636       --            *            Employee

Steven Hightower                             140,976          140,976       --            *            Employee

Terradatum, LLC                               87,291           87,291       --            *               --

Suzanne Croft                                  6,250            6,250       --            *            Employee

Rita Godinez                                   2,484            2,484       --            *            Employee

Lauri Harris                                     556              556       --            *            Employee

Brenda Krueger                                 7,143            7,143       --            *            Employee

Marcus Litchfield                                714              714       --            *            Employee

Greg Moore                                     3,125            3,125       --            *            Employee

Rob Overman                                    2,500            2,500       --            *            Employee

Thomas Dashiel                                 1,589            1,589       --            *               --

Gregg Larson                                   6,000            6,000       --            *           Consultant

William D Biggs                              159,183          159,183       --            *            Employee

Ed Morris                                      8,400            8,400       --            *            Employee

Kevin J. McCarthy                             19,600           19,600       --            *            Employee

John Peretz                                   18,100           18,100       --            *           Consultant

Clifford Baird                                25,000           25,000       --            *            Employee

BRIT&I LLC                                    50,000           50,000       --            *           Consultant

BuySellBid.com                               257,615          257,615       --            *               --

Mark A. Spraetz                               37,301           37,301       --            *            Employee

D. Lynn  Spraetz                              37,301           37,301       --            *           Employee's
                                                                                                       Spouse

Dawn Bertsche, TTEE Spraetz Children's         6,488            6,488       --            *        Employee's Trust
Trust

Terry Pullan                                  13,077           13,077       --            *            Employee

John Crary                                    10,000           10,000       --            *           Consultant

Robert Anhert                                  4,000            4,000       --            *               --

Phil A. Worack                                10,000           10,000       --            *           Consultant

Paul A. Schemmel                              10,000           10,000       --            *           Consultant

Orlando House & Home                           3,318            3,318       --            *               --

Pamela Johnson Inc.                           15,000           15,000       --            *           Consultant

Wall Street Investor Relations Corp.           1,702            1,702       --            *           Consultant

John Reinhardt                                20,000           20,000       --            *           Consultant

BMC Communication Group                        1,500            1,500       --            *           Consultant

The Trout Group LLC                            1,500            1,500       --            *           Consultant

                                       20

                                                           Shares
                                        Shares Owned     Available        Shares      Percent of
       Selling Securityholder            Prior to       Pursuant to    Owned after   Class after       Material
                                       this Offering  this Prospectus    Offering      Offering     Relationships
-----------------------------------------------------------------------------------------------------------------
Brad Rotter                                   50,000           50,000       --            *            Director

David Holmes                                  50,000           50,000       --            *            Director

Grand Total                                6,075,959        5,358,681     717,278


* less than three percent

         (1) Mr. Bradley N. Rotter, a Director of the Company, is the chairman of Point West Ventures, L.P. Mr. Rotter disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

         (2) Mr. Costley is the Chairman of the Board, Chief Executive Officer and a Director of the Company.

         (3) Boenning & Scattergood, Inc. acted as Placement Agent in connection with the Company's Private Placement dated December 8, 1998.

         (4) Employees of Boenning & Scattergood, Inc. who acted as Placement Agent in connection with the Company's Private Placement dated December 8, 1998.

         (5) Employees of Sunrise Securities, Inc. who acted as Placement Agent in connection with the Company's Private Placement dated December 8, 1998.

         We have agreed to pay full costs and expenses in connection with the issuance, offer, sale and delivery of the shares, including but not limited to, all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of such items. We will not pay selling commissions and expenses associated with any sale by the selling shareholders.

         Beneficial ownership is determined in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. As of February 29, 2000, we believe that each person named in the table has sole voting and investment power with respect to all of the shares of our common stock listed as beneficially owned by it. The information contained in the foregoing table is derived from the books and records of the Company, as well as the Company's transfer agent.

         The selling shareholders identified above may have sold, transferred or otherwise disposed of all or a portion of such securities since February 29, 2000 in transactions exempt from the registration requirements of the Securities Act of 1933. The selling shareholders may sell all, part or none of the shares of common stock listed above.

         Generally, only selling shareholders identified in the foregoing table who beneficially own the shares of common stock set forth opposite their respective names may sell such offered shares pursuant to the Registration Statement of which this prospectus forms a part. We may from time to time include additional selling shareholders in supplements to this prospectus.

                              PLAN OF DISTRIBUTION

         The shares offered hereby may be sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq SmallCap Market of The Nasdaq Stock Market), or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods:

                  (a) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

                  (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

                  (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

                  (d) face-to-face or other direct transactions between the selling shareholders and purchasers without a broker-dealer or other intermediary.

         In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders in amounts to be negotiated in connection with the sale. Such broker-dealers and agents and any other participating broker-dealers or agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales.

         In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 might be sold under Rule 144 rather than pursuant to this prospectus.

         In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares short and deliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell pursuant to this prospectus. The selling shareholders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

         Information as to whether an underwriter(s) who may be selected by the selling shareholders, or any other broker-dealer, is acting as principal or agent for the selling shareholders, the compensation to be received by underwriters who may be selected by the selling shareholders, or any broker-dealer, acting as principal or agent for the selling shareholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through such dealer or broker.

         We have advised the selling shareholders that during such time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling shareholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the. Page 34 distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

         It is anticipated that the selling shareholders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

         Except as specifically set forth herein, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

                                  LEGAL MATTERS

         The validity of the issuance of the securities offered hereby will be passed upon for us by Jenkins & Carter, Reno, Nevada. Jones, Day, Reavis, & Pogue, Chicago, Illinois and Cleveland, Ohio from time to time acts as counsel for HomeSeekers and its subsidiaries.

                                     EXPERTS

         The financial statements of HomeSeekers as of June 30, 1999 and 1998, and for each of the two fiscal years in the period ended June 30, 1999, incorporated by reference into this prospectus, have been audited by Albright, Persing & Associates, Limited, independent certified public accountants to the extent and for the periods set forth in their report, and are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                                 INDEMNIFICATION

         The Nevada General Corporation Law allows a corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed suit or proceeding. This applies whether the matter is civil, criminal, administrative or investigative because he or she is or was a director, officer, employee or agent of the corporation. In addition, a Nevada corporation may indemnify against expenses, including attorney's fees, and, except for an action by or in the name of the corporation, against judgments, fines and amounts paid in settlement as part of such suit or proceeding. This applies only if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation, and, with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

         In the case of an action by or in the name of the corporation, no indemnification of expenses may be made for any claim as to which the person has been found to be liable to the corporation. The exception is if the court in which such action was brought determines that the person is reasonably entitled to indemnity for expenses.

         The Nevada General Corporation Law further provides that if a director, officer, employee or agent of the corporation has been successful in the defense of any suit, claim or proceeding described above, he or she will be indemnified for expenses, including attorneys' fees, actually and reasonably incurred by him or her.

         Our by-laws provide that our officers and directors shall be indemnified and held harmless to the fullest extent legally permissible under Nevada General Corporation Law from time to time. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. In addition, we have procured officers and directors liability insurance providing for coverage in the aggregate amount of $3,000,000.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 is permitted as to our directors, officers and controlling persons, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than our payment in the successful defense of any action, suit or proceeding, is asserted, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy. We will be governed by the final adjudication of such issue.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the public reference facilities the Securities and Exchange Commission maintains at:

                           Room 1024, Judiciary Plaza
                             450 Fifth Street, N.W.
                              Washington, DC 20549

  and at the Securities and Exchange Commission's Regional Offices located at:

           Chicago Regional Office                                   New York Regional Office
               Citicorp Center                                 13th Floor, Seven World Trade Center
    Suite 1400, Northwestern Atrium Center                              New York, NY 10048
           500 West Madison Street
              Chicago, IL 60661

and you may also obtain copies of such material by mail from the Public Reference Section of the Securities and Exchange Commission at:

                              Public Reference Room
                             450 Fifth Street, N.W.
                              Washington, DC 20549

at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

         The Securities and Exchange Commission also maintains a Web site on the World Wide Web, the address of which is http://www.sec.gov. That site also contains our Securities and Exchange Commission filings. Our Securities and Exchange Commission filings and other information concerning us may also be inspected at the offices of the Nasdaq Stock Market, Reports Section, at:

                               1735 K Street, N.W.
                              Washington, DC 20006

         This prospectus is part of a Registration Statement filed by us with the Securities and Exchange Commission. It does not contain all the information included or incorporated by reference in the Registration Statement. The full Registration Statement can be obtained from the Securities and Exchange Commission as indicated above or from us.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares of common stock covered by this prospectus:

         o our annual report on Form 10-KSB for the year ended June 30, 1999;

         o our quarterly reports on Form 10-QSB for the periods ended September 30, 1999 (as amended) and December 31, 1999;

         o our current reports on Form 8-K filed with the Securities and Exchange Commission on October 5, 1999 (as amended on December 1, 1999), October 15, 1999 (as amended on December 1, 1999) and December 15, 1999;

         o        the description of our Common Stock contained in Amendment No.
                  3 to our registration statement on Form 10-SB, Commission File No. 000-23835, as filed with the Securities and Exchange Commission on October 6, 1998.

         You may request a copy of these filings, at no cost, by writing or telephoning us using the following contact information:

                             Chief Financial Officer
                          HomeSeekers.com, Incorporated
                    6490 South McCarran Boulevard, Suite D-28
                               Reno, Nevada 89509
                                 (775) 827-6886

         You should rely only on the information incorporated by reference, provided in this prospectus or any supplement or that we have referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. However, you should realize that the affairs of HomeSeekers may have changed since the date of this prospectus. This prospectus will not reflect such changes. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

         We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                          HOMESEEKERS.COM, INCORPORATED

                                5,358,681 SHARES

                                 OF COMMON STOCK

                          ---------------------------

                                   PROSPECTUS

                          ---------------------------

                                 MARCH 29, 2000